Pacific Life & Annuity Company 700 Newport Center Drive Newport Beach, CA 92660
Use our toll-free telephone number shown above to present inquiries or obtain information about your coverage, and for us to provide assistance in resolving complaints.
GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER
Pacific Life & Annuity Company, a stock company, has issued this Rider as a part of the annuity Contract to which it is attached.
The rider provides that the Contract Value will be increased to the Guaranteed Protection Amount, if at the end of the Term, the Contract Value is less than the Guaranteed Protection Amount.
All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.
By adding this Rider to the Contract, you agreed to certain allocation limitations and investment alternatives in which you may invest while this Rider is in effect. These requirements may include, but are not limited to, maximum Purchase Payment allocation limits to certain variable investment options or on certain allowable fixed-rate General Account Investment Options that are outside of any asset allocation model, but participate in the asset allocation program; exclusion of certain Investment Options; required minimum Purchase Payment allocations and restrictions on transfers to or from certain Investment Options. These restrictions and limitations are summarized in Appendix A which is a part of this Rider. These requirements apply to the entire Contract Value.
Pursuant to Section 3 of the federal Defense of Marriage Act (“DOMA”), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Internal Revenue Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax advisor. To the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any annuity holder’s spouse.
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RIDER SPECIFICATIONS
Rider Effective Date: [Date]
Annual Charge: [2.25% (0.5625% quarterly)]
Maximum Annual Charge: [2.25% (0.5625% quarterly)]
Minimum Annual Charge: [0.50% (0.125% quarterly)]
Determinants of the Annual Charge:

If the 10 Year Treasury Rate* is:	The Annual Charge Cannot Exceed:
Less than [2.00%]	[2.25% (0.5625% quarterly)]
[2.00%] to less than [4.00%]	[2.00% (0.5000% quarterly)]
[4.00%] and greater	[1.75% (0.4375% quarterly)]

*	The rate is calculated in [February, May, August, and November]. The rate is the monthly average of business days for these months as published by the Federal Reserve, or an equivalent if this rate is not available.
The Annual Charge is guaranteed not to change until the first Contract Anniversary after the Rider Effective Date. For a complete description of the charges shown above, refer to the Annual Charge provision of this Rider.
Beginning on the first Contract Anniversary after the Rider Effective Date, and on any subsequent Contract Anniversary, we may increase or decrease the Annual Charge subject to a [0.50%] Increase Limit from the previous Contract Anniversary, and the Maximum Annual Charge and the Annual Charge ranges shown above. The Annual Charge may decrease, subject to the Minimum Annual Charge shown above. For a complete description of how the Annual Charge can change, please refer to the Change in Annual Charge provision of this Rider.
Maximum Age: [85]
Please refer to the Appendix A attached to this rider for more information regarding the investment allocation requirements.
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Definition of Terms — Unless redefined below, the terms defined in the Contract will have the same meaning when used in this Rider. For purposes of this Rider, the following definitions apply:
Quarterly Rider Anniversary — Every three month anniversary of the Rider Effective Date.
Step-Up — An increase in the Guaranteed Protection Amount to an amount equal to 100% of the Contract Value, determined as of a Step-Up Date.
Step-Up Date — Any Contract Anniversary beginning with the third (3rd) anniversary of the Rider Effective Date on which you elect a Step-Up in the Guaranteed Protection Amount.
Term — The ten (10) year period beginning on the Rider Effective Date or on a Step-Up Date, whichever is later.
Guaranteed Minimum Accumulation Benefit Rider — You have purchased a Guaranteed Minimum Accumulation Benefit Rider. Subject to the terms and conditions described herein, we will increase the Contract Value to the Guaranteed Protection Amount (as determined under the Guaranteed Protection Amount provision of this Rider), if at the end of the Term, the Contract Value is less than the Guaranteed Protection Amount.
This Rider may be purchased on the Contract Date or on any subsequent Contract Anniversary, if available, provided:
a)	the age of any Owner and Annuitant on the date of purchase is the lesser of:
(i)	the Maximum Age as shown in the Rider Specifications or younger; or

(ii)	10 years or younger than the Maximum Annuitization age as specified in your Contract; and
b)	the Rider Effective Date is at least ten (10) years prior to the Annuity Date.
For the Contract Value to be increased to the Guaranteed Protection Amount at the end of the Term, the entire Contract Value must be invested for the entire Term according to the investment allocation requirements applicable to this Rider.
We will provide you with an annual report that lists the Guaranteed Protection Amount.
Annual Charge — An annual charge for expenses related to this Rider will be deducted on a quarterly basis from the Investment Options, except the DCA Plus Fixed Option, on a proportionate basis relative to the Account Value in each such Investment Option. The initial Annual Charge and the Maximum Annual Charge are shown in the Rider Specifications.
The Annual Charge is deducted, in arrears, on each Quarterly Rider Anniversary that this Rider remains in effect. The charge is equal to the current quarterly charge multiplied by the Guaranteed Protection Amount on the day the charge is deducted.
If this Rider terminates on a Quarterly Rider Anniversary, the entire charge for the prior Quarterly Rider Anniversary will be deducted from the Contract Value on that Quarterly Rider Anniversary.
If the Rider terminates prior to a Quarterly Rider Anniversary for reasons other than when a death benefit becomes payable under the Contract, we will prorate the charge. The prorated amount will be based on the Guaranteed Protection Amount as of the day the Rider terminates. Such prorated amount will be deducted from the Contract Value on the earlier of the day the Contract terminates or the Quarterly Rider Anniversary immediately following the day the Rider terminates.
If the Rider terminates because a death benefit becomes payable under the Contract, any annual charge deducted between the date of death and the Notice Date will be prorated as applicable to the date of death and added to the Contract Value on the Notice Date.
We will waive the charge for the current quarter upon full annuitization of the Contract.
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Any portion of the annual charge we deduct from any of our fixed-rate General Account Investment Options (if available under the Contract) will not be greater than the annual interest credited in excess of that option’s minimum guaranteed interest rate.
Change in Annual Charge — Beginning on the first Contract Anniversary after the Rider Effective Date, and on any subsequent Contract Anniversary, we may change the Annual Charge. The new Annual Charge will remain in effect until the next Contract Anniversary.
The Annual Charge may increase or decrease. Any increase in the Annual Charge will not exceed the Increase Limit shown in the Contract Specifications per Contract Year, nor exceed the Maximum Annual Charge and Annual Charge ranges shown in the Rider Specifications. There is no limit on the amount by which the Annual Charge may decrease, subject to the Minimum Annual Charge shown in the Rider Specifications.
Guaranteed Protection Amount — The Guaranteed Protection Amount is equal to (a) plus (b) minus (c); where:
(a)	is the Contract Value at the start of the Term;

(b)	is 100% of each subsequent Purchase Payment paid to the Contract during the first year of the Term; and

(c)	is a pro rata adjustment for withdrawals made from the Contract during the Term. The adjustment for each withdrawal is calculated by multiplying the Guaranteed Protection Amount prior to the withdrawal by the ratio of the amount of the withdrawal (including any applicable withdrawal charge) to the Contract Value immediately prior to the withdrawal.
For purposes of determining the Contract Value at the start of the Term:
(1)	if this Rider is purchased on the Contract Date, the Contract Value is equal to the Initial Purchase Payment; or

(2)	if this Rider is purchased on a Contract Anniversary or if you elect a Step-Up in the Guaranteed Protection Amount, the Contract Value is equal to the Contract Value on that Contract Anniversary or on that Step-Up Date.
Election of Step-Up in Guaranteed Protection Amount — You may elect, on any Contract Anniversary beginning with the third (3rd) Contract Anniversary of the Rider Effective Date and before the Annuity Date, to increase the Guaranteed Protection Amount to an amount equal to 100% of the current Contract Value as of the Step-Up Date.
Your election of a Step-Up in the Guaranteed Protection Amount must be received, in a form satisfactory to us, at our Service Center within [sixty (60)] days after the Contract Anniversary on which the Step-Up is effective.
Once a Step-Up has been elected and is in effect:
(a)	another Step-Up may not be elected until on or after the third (3rd) Contract Anniversary of the latest Step-Up Date; and

(b)	a new ten (10) year Term will begin effective as of that latest Step-Up Date. We will provide you with written confirmation of your Step-Up election.
We will not permit a Step-Up if the new ten (10) year Term will extend beyond the maximum Annuity Date specified under the Contract.
Limitation on Subsequent Purchase Payments — For the purposes of this Rider, on or after the first (1st) Contract Anniversary measured from the Rider Effective Date, we reserve the right to reject or restrict any subsequent Purchase Payments. If you previously purchased another living benefit rider for your Contract, subsequent Purchase Payments to your contract may already be restricted.
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This provision only applies if the Contract permits Purchase Payments after the first (1st) Contract Anniversary, measured from the Contract Date.
Additional Amount — On the last day of the Term, we will apply an additional amount to the Contract if the Contract Value on such day is less than the Guaranteed Protection Amount. The additional amount will be equal to the difference between the Contract Value on the last day of the Term and the Guaranteed Protection Amount.
If, on the last day of the Term, the Contract is annuitized, a death benefit becomes payable under the Contract, or a full withdrawal of the amount available for withdrawal is made, the Contract Value will reflect any additional amount as described in this provision, prior to the payment of any annuity, death or full withdrawal benefits.
We will not apply an additional amount if the Contract Value on the last day of the Term is greater than the Guaranteed Protection Amount.
Continuation of Rider if Surviving Spouse Continues Contract — If an Owner dies during the Term and if the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, then the provisions of this Rider will continue until the end of the Term.
Termination of Rider — Except as otherwise provided under the Continuation of Rider if Surviving Spouse Continues Contract provision of this Rider, this Rider will automatically terminate at the end of the Term or, if earlier, upon the occurrence of one of the following events:
(a)	the day any portion of the Contract Value is no longer invested according to the investment allocation requirements applicable to this Rider;

(b)	the day we receive notification from you to terminate this Rider;

(c)	the day we are notified of a change in ownership of a non-qualified Contract, excluding:
(i)	changes in ownership to or from certain trusts; or

(ii)	adding or removing the Owner’s spouse to the Contract; or
(d)	when a death benefit becomes payable under the Contract;

(e)	the day the Contract is terminated in accordance with the provisions of the Contract; or

(f)	the Annuity Date.
Rider Effective Date — This Rider is effective on the Contract Date, unless a later date is shown in the Rider Specifications.
All other terms and conditions of the Contract remain unchanged by this Rider.
PACIFIC LIFE & ANNUITYCOMPANY

[
Chairman and Chief Executive Officer	Secretary ]
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RIDER SAMPLE CALCULATIONS — FOR ILLUSTRATION PURPOSES ONLY
GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER
The numeric examples shown in this section are based on certain assumptions. They have been provided to assist in understanding the benefits provided by this Rider and to demonstrate how Purchase Payments received and withdrawals made from the Contract prior to the Annuity Date affect the values and benefits under this Rider over an extended period of time. These examples are not intended to serve as projections of future investment returns.
Assumptions:
•	Initial purchase payment = $100,000.

•	Rider effective date = Contract date.

•	Positive net investment returns in years 1 through 5, negative net investment returns in years 6 through 13.

•	Subsequent purchase payments and withdrawals occur on the last day of the Contract Year.

•	A subsequent purchase payment of $20,000 is received in Contract Year 1, and a subsequent purchase payment of $10,000 is received in Contract Year 3.

•	A withdrawal of $10,000 is taken during Contract Year 7.

	Purchase		Contract Value	Guaranteed	Amount Added
Beginning of	Payments	Withdrawal	after	Protection	to the Contract
Contract Year	Received	Amount	Transaction	Amount	Value
1	$100,000		$100,000	$100,000
Activity	$20,000		$127,000	$120,000
2			$127,000	$120,000
3			$135,890	$120,000
Activity	$10,000		$155,402	$120,000
4			$155,402	$120,000
Step-Up (New Term Begins)			$155,402	$155,402
5			$166,280	$155,402
6			$177,919	$155,402
7			$165,465	$155,402
Activity		$10,000	$143,882	$145,300
8			$143,882	$145,300
9			$133,810	$145,300
10			$124,443	$145,300
11			$115,732	$145,300
12			$107,631	$145,300
13			$100,097	$145,300
14			$93,090	$145,300	$52,210
•	On the rider effective date, the Guaranteed Protection Amount is set to equal the initial purchase payment of $100,000.

•	During Contract Year 1, an additional purchase payment of $20,000 was made. Since this purchase payment was made during the first Contract Year, the Guaranteed Protection Amount is increased by the $20,000 to $120,000.

•	During Contract Year 3, an additional purchase payment of $10,000 was made. However, this purchase payment will not increase the Guaranteed Protection Amount because it was not made during the first Contract Year (or the first year of the term).

•	On the 4th Contract Anniversary, an optional Step-Up was elected. The Step-Up resets the Guaranteed Protection Amount equal to the Contract Value of $155,402 as of that Contract Anniversary.

•	During Contract Year 7, a withdrawal of $10,000 was made. This withdrawal reduces the Guaranteed Protection amount on a pro rata basis. The withdrawal of $10,000 is divided by the Contract Value before the withdrawal of $153,882. The result of 6.5% is multiplied by the Guaranteed Protection Amount before the withdrawal of $155,402 resulting in the new guaranteed Protection amount of $145,300.

•	At the beginning of Contract Year 14 (end of the 10-year term), the Contract Value of $93,090 is less than the Guaranteed Protection Amount of $145,300. Therefore, $52,210 ($145,300 — $93,090) is added to the Contract Value, and the rider terminates.
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APPENDIX A — SUMMARY OF INVESTMENT ALLOCATION REQUIREMENTS
This summary outlines the general features of the investment allocation requirements applicable to this Rider. Details regarding the investment options will be provided to you upon request.
Investment Allocation Requirements — The investment allocation requirements of this Rider consist of several different Asset Allocation Strategies, which are maintained by us for use in combination with certain optional riders that are available with our variable annuity contracts. The Asset Allocation Strategies described herein may change from time to time. To remain up-to-date on any changes made, please see the most recent Prospectus. Asset allocation is the allocation of Purchase Payments or Contract Value among various investment asset classes and involves decisions about which asset classes should be selected and how much of the total Contract Value should be allocated to each asset class. The theory of asset allocation is that diversification among asset classes can help reduce volatility over the long-term. At initial purchase and during the entire time that you own this Rider, you must allocate your entire Contract Value according to the investment allocation requirements applicable to this Rider.
Asset Allocation Strategies — You may allocate your entire Purchase Payment or Contract Value among any of the allowable Asset Allocation Strategies listed below:
[Pacific Dynamix Conservative Growth
Pacific Dynamix Moderate Growth
Portfolio Optimization Conservative
Portfolio Optimization Moderate-Conservative
Portfolio Optimization Moderate
American Funds® Asset Allocation
BlackRock Global Allocation V.I. Fund
Fidelity VIP FundsManager® 60%
First Trust /Dow Jones Dividend & Income Allocation Portfolio
GE Investments Total Return Fund
Invesco V.I. Balanced-Risk Allocation Fund
Janus Aspen Balanced
MFS Total Return Series
PIMCO Global Multi-Asset Portfolio]
Allocations among these strategies must total 100%.
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Purchase Payment Allocations — Your Initial Purchase Payment (in the case of a new application) or Contract Value, as applicable, will be allocated to the investment option program you select. Subsequent Purchase Payments, if allowed under the Contract, will also be allocated accordingly, unless you instruct us otherwise in writing.
You may also allocate Purchase Payments to any allowable fixed-rate General Account Investment Option (if available under the Contract) only for purposes of dollar cost averaging (the periodic transfer of amounts) to the investment options within your investment option program. However, amounts transferred from any such allowable fixed-rate General Account Investment Option must be made over a period not to exceed [twenty four (24)] months (if available).
The entire Contract Value must remain invested according to the investment allocation requirements applicable to this Rider to remain in effect. Any portion of a Purchase Payment or Contract Value allocated to an investment option that does not comply with the investment allocation requirements applicable to this Rider may terminate the Rider in addition to your participation in the program (see Termination of Investment Option Programs provision of this Appendix A).
Change of Investment Option Programs — Subject to trading restrictions, you may change your investment options at any time with a proper written request or by electronic instructions provided a valid electronic authorization is on file with us. You should consult with your registered representative to assist you in determining which investment options are best suited to your financial needs, investment time horizon, and are consistent with your risk comfort level. You should periodically review those factors to determine if you need to change investment options to reflect such changes.
Termination of Investment Option Programs — If your investment allocation fails to meet the requirements of the investment option programs established for this Rider, this Rider will terminate.
You may cause an involuntary termination of both the Rider and your participation in the investment option programs upon the occurrence of any one of the following events:
(a)	you allocate any portion of your Purchase Payments or transfer any portion of the Contract Value to an investment option that is not currently compliant with the investment allocation requirements applicable to this Rider; or

(b)	you allocate any portion of your Purchase Payments or transfer any portion of the Contract Value to any fixed-rate General Account Investment Option (if available under the Contract) that is not an allowable option or an allowable transfer under the program.
We will send you written notice in the event any transaction described in subparagraphs (a) through (b) above occur. You may, within thirty (30) days after the date of our notice, direct us to take appropriate corrective action necessary to continue the Rider in effect and your participation according to the investment allocation requirements applicable to this Rider. If no instructions to remedy are received by us at our Service Center within the thirty (30) day period from the date of our written notice, we will terminate the Rider and your participation effective on the day following the end of the thirty (30) day period.
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